SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
THE SECURITIES EXCHANGE Act of 1934

For the month of April, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

Table of Documents Filed

Page
1.	Press Release entitled, “ORIX Announces Annual Results for the Year Ended March 31, 2004,” filed with the Tokyo Stock Exchange on Monday, April 26, 2004.

2.	English translation of press releases entitled, “Announcements Regarding Stock Options, and Director Nominations and Executive Officer Appointments,” filed with the Tokyo Stock Exchange on Monday, April 26, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
By /s/ Yukio Yanase

April 26, 2004	Yukio Yanase Corporate Executive Vice President ORIX Corporation Date:

April 26, 2004

FOR IMMEDIATE RELEASE

Contact Information:
     ORIX Corporation
     Corporate Communications
     Leslie Hoy
     Tel:+81-3-5419-5102
     Fax:+81-3-5419-5901
     E-mail: orixir@orix.co.jp
     URL: www.orix.co.jp/grp/index_e.htm

ORIX Announces Annual Results for the Year Ended March 31, 2004

TOKYO, Japan - April 26, 2004 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that revenues for the fiscal year ended March 31, 2004 increased 6% year on year to 720,773 million yen, income before income taxes* rose 126% to 102,157 million yen, and net income grew 79% to 54,020 million yen.

Revenues for “direct financing leases” and “interest on loans and investment securities” were down compared to the same period of the previous fiscal year as ORIX continued to focus on the profitability of each transaction and carefully selected new assets. However, revenues from “operating leases” increased due mainly to improvements in the precision measuring equipment rental and automobile rental businesses, “residential condominium sales” grew due to the increase in the number of condominiums sold to buyers, while “brokerage commissions and net gains on investment securities” also increased as a result of improvements in the stock and bond markets. In addition, lower “interest expense” and fewer “write-downs of long-lived assets” and “write-downs of securities,” and an increase in “equity in net income of affiliates” contributed to the significantly higher earnings.

	2004.3	2004.3	2003.3	Change on	Change on
	US$ millions**	Millions of yen**	Millions of yen**	2003.3	2003.3
Total Revenues	6,820	720,773	681,820	38,953	Up 6%
Income before Income Taxes*	967	102,157	45,179	56,978	Up 126%
Net Income	511	54,020	30,243	23,777	Up 79%
Earnings Per Share (Basic) (Yen/US$)	6.11	645.52	361.44	284.08	Up 79%
Earnings Per Share (Diluted) (Yen/US$)	5.75	607.52	340.95	266.57	Up 78%

			Change on	Change on
	2004.3 US$**	2004.3	2003.12	2003.3
Shareholders’ Equity (Millions of yen)	5,337	564,047	Up 2%	Up 12%
Total Assets (Millions of yen)	53,221	5,624,957	Down 1%	Down 5%
Shareholders’ Equity Per Share (Yen/US$)	63.77	6,739.64	Up 2%	Up 12%

** Income before income taxes” refers to “income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes” in the consolidated statements of income.

** U.S. dollar amounts have been calculated at 105.69 Yen to $1.00, the approximate exchange rate prevailing at March 31, 2004. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

-more-

The “Equipment Operating Leases” segment had higher segment profits thanks to improved profitability of the precision measuring and other equipment rental operations, while the “Real Estate” segment also did well with contributions from gains from the sale of office buildings and the condominium development business. The “Life Insurance” segment posted higher earnings as a result of the continued shift to highly profitable insurance-only life insurance products. In the “Asia and Oceania” segment, the contribution from an equity method affiliate and the strong performance of the automobile leasing operations of a number of companies in the region added to segment profits, while “The Americas” segment posted higher profits largely as a result of lower provisions and fewer write-downs of securities.

Operating assets were down 6% to 4,849,194 million yen and total assets were also down 5% to 5,624,957 million yen compared to March 31, 2003 due to our continued attempt to grow profits without increasing assets. Shareholders’ equity increased 12% on March 31, 2003 to 564,047 million yen and the shareholders’ equity ratio was 10.0% compared to 8.5% at March 31, 2003. ROE rose from 6.0% to 10.1% and ROA improved from 0.49% to 0.93% compared to the fiscal year ended March 31, 2003.

For details on the annual earnings announcement please access “Annual Results 2004/3” and “Analysis of Annual Quarter Results 2004/3” from ORIX’s web site at: www.orix.co.jp/grp/ir_e/data/report/index.htm.

ORIX will also hold a conference call in English on Tuesday, April 27, 2004 at 9:30 PM (Tokyo)/8:30 AM (EST)/1:30 PM (London)/2:30 PM (Continent) to discuss the earnings announcement. For details on how to participate please access www.orix.co.jp/grp/ir_e/ir_pdf/040331_ConfCallE.pdf.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

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April 26, 2004

FOR IMMEDIATE RELEASE

Contact Information:

     ORIX Corporation
     Corporate Communications
     Leslie Hoy
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp
     URL: www.orix.co.jp/grp/index_e.htm

Announcements Regarding Stock Options, and Director Nominations and
Executive Officer Appointments

TOKYO, Japan – April 26, 2004 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today filed releases with the Tokyo Stock Exchange regarding the following matters.

1)	Announcement Regarding a Stock Option Program

2)	Announcement of Board of Director Nominations and Executive Officer Appointments

English translations of these announcements in the order of the above are included in the following pages.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

1) Announcement Regarding a Stock Option Program

At a meeting of ORIX Corporation’s Board of Directors held on April 26, 2004, a proposal was made to issue stock acquisition rights as part of a stock option program to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates, in order to further increase incentives to raise corporate profits. This matter will be raised for approval at the 41st Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 23, 2004.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Article 280-20 and 280-21 of the Japanese Commercial Code.

2. Recipients

The stock acquisition rights are to be issued to directors, executive officers, corporate auditors and employees of the Company and its subsidiaries and affiliates.

3. Reason for the Need to Issue Stock Acquisition Rights to Non-Shareholders with Advantageous Terms

In order to further increase the incentive of the aforementioned recipients to raise corporate profits.

4. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights Maximum of 640,000 common shares.

(2) Number of the stock acquisition rights to be issued Maximum of 6,400 (100 shares per one stock acquisition right).

(3) Issue price of the stock acquisition rights None.

(4) Amount to be paid upon exercise of the stock acquisition rights (“exercise price”). The exercise price of one stock acquisition right shall be the exercise price per share as stipulated below multiplied by 100 (as per (2) above)).

The exercise price per share shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen. However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

(5) Exercise period of the stock acquisition rights From June 24, 2006 to June 23, 2014.

(6) Conditions for exercising the stock acquisition rights The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

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5. Cancellation of Stock Acquisition Rights

In the event that recipients cannot meet the conditions for exercising the stock acquisition rights, the Company can cancel the stock acquisition rights without compensation.

6. Condition for Transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

Note: The above matters are subject to the approval at the 41st Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 23, 2004.

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2) Announcement of Board of Director Nominations and Executive Officer Appointments

Changes to ORIX’s Directors, and Executive Officers filed with the Tokyo Stock Exchange on Monday, April 26, 2004 are included below. The new positions of “Director” are subject to approval by shareholders at the Annual General Meeting of Shareholders scheduled to be held on June 23, 2004.

New Position	Present Position	Name
Changes Effective as of May 1, 2004
Director
Chairman, ORIX Auto Leasing
Corporation	Director
(Will resign as	Vice Chairman
Director on June	Responsible for Overseas
23, 2004)	Activities	Yoshiaki Ishida

Director
Chairman, ORIX Rentec
Corporation
(Will resign as Director on	Director
June 23, 2004)	Deputy President
	Tokyo Sales Headquarters	Katsuo Kawanaka

Corporate Executive Vice
President
Responsible for Overseas	Corporate Executive Vice
Activities	President	Yukio Yanase

Corporate Executive Vice
President
Tokyo Sales Headquarters
(Will be appointed Director on
June 23, 2004)	Advisor	Kenji Kajiwara

Executive Officer
Tokyo Sales Headquarters
Officer in Charge of
the Administration
Center and the Sales
Administration	Executive Officer
Department	Tokyo Sales Headquarters	Eiji Mitani

Executive Officer
Investment Banking	Investment Banking
Headquarters	Headquarters	Masayuki Okamoto

Group Executive
Chairman, ORIX Credit	President, ORIX Credit
Corporation	Corporation	Takafumi Kanda

Group Executive
President, Nittetsu
Lease, Co., Ltd.	Group Executive
President, Nittetsu	President, ORIX Capital
Leasing Auto, Co., Ltd.	Corporation	Tsutomu Matsuzaki

Changes Effective as of June 23, 2004
Director	Dean, Hitotsubashi	Hirotaka Takeuchi
University, Graduate School
of International Corporate
Strategy

Resign	Counselor and Special Advisor	Shogo Kajinishi

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